02028409

March 29, 2002

Office Of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
APR 09 2002
364

SUPPL

Re: SouthCorp (the "Issuer"); File Number 82-2692

To Whom it May Concern:

On behalf of the Issuer, we enclose the attached documents for filing for SouthCorp Limited.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for convenience.

Sincerely yours,

Mark Saunders

Enc.

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

dlw 4/16

March 29, 2002

Office Of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SouthCorp (the "Issuer"); File Number 82-2692

To Whom it May Concern:

On behalf of the Issuer, we enclose the attached documents for filing for SouthCorp Limited.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for convenience.

Sincerely yours,

Mark Saunders

Enc.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

RECEIVED
APR 09 2002
984

SEC EXEMPTION NO 82-2692

30 November 2001

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549
USA

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

p.p. M M HUDSON
COMPANY SECRETARY

Encl.

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

30 November 2001

Facsimile: 1300 300 021

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

IMPORTANT

Dear Sir

CHANGE OF ADDRESS

Southcorp Limited advises, pursuant to Listing Rule 3.14, that the registered office of the Company has moved from Level 24, 91 King William St., Adelaide to 403 Pacific Highway, Artarmon, NSW, 2064, with effect from 30 November 2001. Telephone, fax number and postal address are as set out above.

Yours faithfully
SOUTHCORP LIMITED

P.P. M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia